Filed pursuant to Rule 424(b)(3)
File Number 333-137289

PROSPECTUS

AMERICAN TECHNOLOGY CORPORATION

6,939,992 SHARES

COMMON STOCK

This prospectus may be used only for the sale or other disposition of up to 6,939,992 shares of common stock or interests therein by the selling stockholders identified in this prospectus. The selling stockholders will receive all of the proceeds from the sale or other disposition of the shares of common stock under this prospectus. We will, however, receive the proceeds from the sale of shares of our common stock to certain selling stockholders to the extent they exercise for cash their warrants identified in this prospectus. We will pay the expenses incurred in registering the shares, including legal and accounting fees.

The selling stockholders may sell or otherwise dispose of the shares of common stock described in this prospectus in public or private transactions, on or off the NASDAQ Capital Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. See the “Plan of Distribution” on page 20.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “ATCO.” On September 25, 2006, the closing price for our common stock on the NASDAQ Capital Market was $3.80 per share.

An investment in our common stock involves a high degree of risk. See the heading “ Risk Factors” commencing on page 3 of this prospectus for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 25, 2006

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information we have provided or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus, unless otherwise indicated, “our company,” “we,” “us” or “our” refer to American Technology Corporation.

THE COMPANY

American Technology Corporation has been researching and developing new sound and acoustic sound technologies over the last ten years, and we have successfully commercialized proprietary directed sound reproduction products based on our technologies. We believe that our innovative proprietary sound technologies and products dramatically improve the quality of sound and acoustics in a manner not attainable through conventional sound speakers, thereby opening up new markets for our products.

We have 46 patents issued worldwide covering our various sound technologies, of which 35 are patents issued in the United States. We also have 142 pending patent applications world-wide, of which 31 are pending patent applications in the United States.

Our four major product platforms and underlying technologies are listed below:

HSS®

Our HyperSonic sound, or HSS, products are based on our proprietary parametric speaker technology which creates sound “in the air.” Sound is generated along an air column using ultrasonic frequencies above the normal range of hearing. The HSS sound beam is highly directional and maintains sonic clarity and intelligibility over longer distances than traditional loudspeakers. Our HSS products beam sound to the intended audience and not elsewhere. We believe our substantial intellectual property portfolio and pioneering HSS products support our leadership position in the field of parametric non-linear acoustics for sound reproduction.

LRAD™

Our Long Range Acoustic Device or LRAD products are breakthrough long-range hailing, warning and notification devices that utilize a directed acoustic beam that we developed to communicate at operational ranges with authority and superior intelligibility in high ambient noise environments. We developed the LRAD1000 in 2002. Although designed for use in a variety of applications by the U.S. military, federal instrumentalities, state and local government entities and commercial users, the initial application for this product following the bombing of the USS Cole in 2002 was in helping the U.S. Navy maintain and enforce a protection barrier for all Naval vessels. Our family of LRAD products, which we market through the U.S. Department of Defense as “The Sound of Force Protection™”, are currently in use by the various branches of the U.S. armed forces, and support the applications for the Department of Homeland Security, police and fire departments, and other public safety organizations. LRAD has also proven to be an important asset in hailing, warning and notification in the commercial context: in November 2005, the cruise ship Seabourn Spirit reportedly used an LRAD in helping to thwart an attempted pirate attack off the coast of Somalia.

Our LRAD products incorporate our proprietary technology which produces variable intensity acoustical sound intended for use in long-range and medium-range delivery of directional sound information. LRAD can be thought of as a supercharged megaphone, focusing a directional acoustic beam with a range of 500 meters or more. We market these products as directed hailing, notification and warning systems to government, military and commercial customers.

In 2005, we introduced our LRAD500, a smaller 20-inch diameter directed acoustic beam device that has multiple applications for smaller ships and yachts, shorter-range checkpoints, access denial, armored vehicles and law enforcement.

NeoPlanar®

Our NeoPlanar thin film magnetic speaker technology provides high clarity throughout the audio range for public address, emergency notification and high-end sound applications. Our NeoPlanar products are based on our proprietary technology incorporating a thin film magnetic speaker that produces sound of high quality, low distortion and high volume. NeoPlanar products are targeted for inclusion in high-end consumer sound products, public address and mass notification systems. NeoPlanar technology also powers our Sound Sentinel™ products that are capable of delivering intelligible audio in excess of 500 meters, communicating effectively over high ambient noise, controlling unnecessary noise pollution and addressing rapid multi-language communications targeted to replace horn devices and other public address systems. Our SoundSaber™ line of hardened NeoPlanar panels provide vastly improved intelligibility in challenging acoustic environments such as hangar bays, industrial buildings, airports and other facilities.

SoundVector™

Our SoundVector technology is a patent-pending economical and scaleable directional sound technology for replacing sound pollution generating omni-directional alarm signals, sirens, hazard signals and other directed warnings or tones. We executed our first commercial license of this technology during fiscal 2005.

We believe we are uniquely equipped to provide our technologies and products in rapidly growing markets for new sound applications not capable of being met by conventional sound devices or loudspeakers. Moreover, the development of other low-cost products gaining wide acceptance in mass markets such as low-cost plasma and flat panel screens offer, in our view, significant growth opportunities for our HSS focused sound solutions for in-store advertising and digital signage markets. We also believe that the growth in defense, homeland security and border patrol security, as well as related risk management spending by commercial customers, provides a growing market for our sound products to be used for intelligible communication and notification over long distances.

The number of shares offered by this prospectus is approximately 23.6% of our common shares outstanding on August 7, 2006, and 22.1% of our common stock assuming the issuance of the 2,069,480 shares offered by this prospectus which may be issued pursuant to the exercise of various warrants described under the heading “Issuance of Securities to Selling Stockholders”, commencing on page 16 of this prospectus.

Our shares of common stock trade through the NASDAQ Capital Market under the symbol “ATCO.” Our mailing address is 15378 Avenue of Science, Suite 100, San Diego, California, our telephone number is 858-676-1112 and our Internet website is located at http://www.atcsd.com/ The information on our website is not part of this prospectus.

Recent Developments

On August 17, 2006, John R. Zavoli was terminated as our president and chief operating officer. Mr. Zavoli resigned as a director on September 22, 2006. On August 20, 2006, our board appointed Thomas R. Brown as our president and chief executive officer, with a term commencing September 5, 2006. Mr. Brown previously served as an independent director on our board of directors, and as a member of our compensation committee and audit committee. As a result of his appointment as president and chief executive officer, Mr. Brown resigned from each committee on his acceptance of an officer position. Furthermore, Mr. Brown resigned from our board of directors on September 5, 2006 in order to maintain compliance with the rules of Nasdaq requiring us to have a board consisting of a majority of independent directors, and was reappointed to the Board on September 22, 2006. Our current board of directors consists of five directors, three of whom are independent directors under applicable Nasdaq standards.

On September 19, 2006, our board approved a restructuring of senior management of our company. Our Chief Financial Officer, Vice President, Marketing, Vice President, Commercial Products Group, Vice President, General Counsel and Secretary, and Vice President, Operations were released in connection with the restructuring, and Mr. Brown assumed the position of Interim Chief Financial Officer.

RISK FACTORS

An investment in our company involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the following risk factors in determining whether or not to purchase the shares of common stock offered under this prospectus. You should consider these matters in conjunction with the other information included or incorporated by reference in this prospectus. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

This prospectus contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance. Prospective purchasers of our securities are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors. The accompanying information contained in this prospectus, including the information set forth below, identifies important factors that could cause these differences. See “Special Note Regarding Forward-Looking Statements” on page 16 below.

We have a history of net losses. We expect to continue to incur net losses and we may not achieve or maintain profitability.

We have incurred significant operating losses and anticipate continued losses in fiscal 2006. At June 30, 2006 we had an accumulated deficit of $55,664,343. We need to generate additional revenue and reduce operating expenses to be profitable in future periods. Failure to achieve profitability, or maintain profitability if achieved, may require us to raise additional funding which could have a material negative impact on the market value of our common stock.

We may need additional capital for growth.

Our current plans indicate that depending on sales, we may need additional capital to support our growth. We may generate a portion of these funds from operations.

Principal factors that could affect the availability of our internally generated funds include:

•	government spending levels impacting the sale of our products;

•	our ability to reduce and control spending;

•	introduction of new competing technologies;

•	failure of sales from our Government and Military Group or Commercial Group to meet planned projections;

•	product mix and effect on margins; and

•	acceptance of our products in new markets.

Should we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions and any such financing may require advance approval of our shareholders under the rules of the Nasdaq Stock Market. We may be required to reduce costs, including the scaling back of research and development into new products, which could have a negative impact on our ability to compete and to innovate. If we raise additional funds by selling additional shares of our capital stock or securities convertible into common stock (assuming we are able to obtain additional financing), the ownership interest of our stockholders will be diluted.

One customer accounted for approximately 69% of our total revenues for fiscal year 2005, and two customers accounted for 42% of our total revenues for the first nine months of fiscal year 2006. We continue to be dependent on a few large customers.

ADS, Inc., a prime vendor to the U.S. military, accounted for 69% of total revenues for fiscal year 2005. Two customers accounted for 22% and 20% of total revenues for the first nine months of fiscal year 2006. These customers have the right to cease doing business with us at any time. If our relationship with any material partner or vendor were to cease, then our revenues would decline substantially and negatively impact our results of operations. Any such decline could result in us increasing our net losses and accumulated deficit and accelerating our need to raise additional capital to fund our operations.

We must expand our customer base in order to grow our business.

To grow our business, we must fulfill orders from our existing customers, obtain additional orders from our existing customers, develop relationships with new customers and obtain and fulfill orders from new customers. We cannot guarantee that we will be able to increase our customer base. Further, even if we do obtain new customers, we cannot guarantee that those customers will purchase from us enough quantities of our product or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling those orders. Whether we will be able to sell more of our products will depend on a number of factors, including:

•	our ability to manufacture reliable products that have the features that are required by our customers;

•	our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products;

•	our ability to develop and expand new markets for directed sound products; and

•	our ability to develop international product distribution directly or through strategic partners.

The growth of our Government and Military Group revenues is materially dependent on acceptance of our LRAD products by government, military and developing force protection and emergency response agencies, and if these agencies do not purchase our products, our revenues will be adversely affected.

Although our LRAD products are designed for use by both government and commercial customers, the products have, to date, been predominantly sold for government use. Within the Government and Military Group, our largest customer, ADS, is a reseller of our products to end users in various branches of the military such as the U.S. Navy, U.S. Marine Corps, U.S. Army and the Department of Homeland Security. We had a large order for LRAD products in the first quarter of fiscal 2005, but sales of LRADs to Government and Military customers since that order have been significantly lower. We only began offering our smaller LRAD500 in our fiscal fourth quarter 2005. Neither of the products have been widely accepted in the government and military market. Furthermore, the force protection and emergency response market is itself an emerging market which is changing rapidly. If our LRAD products are not widely accepted by the government, military and the developing force protection and emergency response markets, we may not be able to identify other markets, and we may fail to achieve our sales projections.

Perceptions that long range hailing devices are unsafe or may be used in an abusive manner may hurt sales of our LRAD products which could cause our revenues to decline.

Potential customers for our LRAD products, including government, military and force protection and emergency response agencies, may be influenced by claims or perceptions that long range hailing devices are unsafe or may be used in an abusive manner or as a weapon. These claims or perceptions could cause our product sales to decline or possibly subject the sale of these products to stricter government regulations covering the sale of weapons. In addition, if governmental agencies determine that our products could be classified as a weapon, our sales of these products could be negatively impacted by longer sales cycle. These factors could reduce future revenues, adversely affecting our financial condition and results of operations.

We may not be successful in obtaining the necessary licenses required for us to sell some of our products abroad.

Licenses for the export of certain of our products may be required from government agencies in accordance with various statutory authorities, including, for example, the Trading with the Enemy Act of 1917, the Arms Export Control Act of 1976, the Export Administration Act of 1979, or the International Emergency Economic Powers Act, as well as their implementing regulations and executive orders.

In the case of certain agreements involving equipment or services controlled under the International Traffic in Arms Regulations (ITAR) and sold at specified dollar volumes, the U.S. Department of State must notify Congress at least fifteen to thirty days, depending on the intended overseas destination, prior to authorizing these sales. During that time, Congress may take action to block the proposed sale. We do not believe our current product lines are subject to the congressional notification requirement; however, as our product lines expand, this notification requirement could impact our ability to sell certain controlled products or services in the international market.

The need for export licenses and, when required, congressional notification, can introduce a period of delay in our ability to consummate international transactions. Because issuance of an export license is wholly within the discretion of the controlling U.S. government agency, it is possible that, in some circumstances, we may not be able to obtain the necessary licenses for some potential transactions.

We are currently introducing new products and technologies. If commercially successful products are not produced in a timely manner, we may be unprofitable or forced to cease operations.

Our HSS, NeoPlanar and LRAD technologies have only recently been introduced to market and are still being improved. Commercially viable sound technology systems may not be successfully and timely produced by us due to the inherent risks of technology development, new product introduction, limitations on financing, manufacturing problems, competition, obsolescence, loss of key technical personnel and other factors. Revenues from our sound products have been limited to date and we cannot guarantee significant revenues in the future. The development and introduction of our current product line took longer than anticipated by management and the introduction of future products, if any, could also be subject to delays. Customers may not accept our current products and may elect to purchase products from competitors. We experienced quality control problems with some of our initial commercial HSS units, and we may not be able to resolve future similar problems in a timely and cost effective manner. Products employing our sound technology may not achieve market acceptance. Our various sound projects are high risk in nature, and unanticipated technical obstacles can arise at any time and result in lengthy and costly delays or result in a determination that further exploitation is unfeasible. If we do not successfully exploit our technology, our financial condition, results of operations and business prospects would be adversely affected.

Our products have never been produced in quantity, and we may incur significant and unpredictable warranty costs as these products are mass produced.

None of our products has been produced in sufficient quantities to be considered mass produced. Our technologies are substantially different from proven, mass produced sound transducer designs. We may incur substantial and unpredictable warranty costs from post-production product or component failures. We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase, depending on the product.

At June 30, 2006, we had a warranty reserve of $372,894. In prior years, we recorded substantial warranty reserves for early versions of our HSS products and have little history to predict future warranty costs. Future warranty costs could further adversely affect our financial position, results of operations and business prospects.

We could incur charges for excess and obsolete inventory.

Due to rapidly changing technology, and uneven customer demand, product cycles tend to be short and the value of our inventory may be adversely affected by changes in technology that affect our ability to sell the products in our inventory. If we do not effectively forecast and manage our inventory, we may need to write off inventory as excess or obsolete, which in turn can adversely affect cost of sales and gross profit.

While we will make every attempt to successfully manage product transition, including inventory control of older generation products when introducing new products, we have previously experienced and may, in the future, experience reductions in sales of older generation products as customers delay or defer purchases in anticipation of new product introductions. We currently have established reserves for slow moving or obsolete inventory. The reserves we have established for potential losses due to obsolete inventory may, however, prove to be inadequate and may give rise to additional charges for obsolete or excess inventory.

We do not have the ability to predict future operating results. Our quarterly and annual revenues will likely be subject to fluctuations caused by many factors, any of which could result in our failure to achieve our revenue expectations.

We expect our proprietary sound reproduction products and technologies will be the source of substantially all of our future revenues. Revenues from our proprietary sound reproduction products and technologies are expected to vary significantly due to a number of factors. Many of these factors are beyond our control. Any one or more of the factors listed below or other factors could cause us to fail to achieve our revenue expectations. These factors include:

•	our ability to develop and supply sound reproduction components to customers, distributors or OEMs or to license our technologies;

•	market acceptance of and changes in demand for our products or products of our customers;

•	gains or losses of significant customers, distributors or strategic relationships;

•	unpredictable volume and timing of customer orders;

•	the availability, pricing and timeliness of delivery of components for our products and OEM products;

•	fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

•	the timing of new technological advances, product announcements or introductions by us, by OEMs or licensees and by our competitors;

•	product obsolescence and the management of product transitions and inventory;

•	unpredictable warranty costs associated with new product models;

•	production delays by customers, distributors, OEMs or by us or our suppliers;

•	seasonal fluctuations in sales;

•	the conditions of other industries, such as military and commercial industries, into which our technologies may be licensed;

•	general consumer electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices;

•	general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling; and

•	general political conditions in this country and in various other parts of the world that could affect spending for the products that we offer.

Some or all of these factors could adversely affect demand for our products or technologies, and therefore adversely affect our future operating results.

Most of our operating expenses are relatively fixed in the short term. We may be unable to rapidly adjust spending to compensate for any unexpected sales or license revenue shortfalls, which could harm our quarterly operating results. We do not have the ability to predict future operating results with any certainty.

Our expenses may vary from period to period, which could affect quarterly results and our stock price.

If we incur additional expenses in a quarter in which we do not experience increased revenue, our results of operations would be adversely affected and we may incur larger losses than anticipated for that quarter. Factors that could cause our expenses to fluctuate from period to period include:

•	the timing and extent of our research and development efforts;

•	investments and costs of maintaining or protecting our intellectual property;

•	the extent of marketing and sales efforts to promote our products and technologies; and

•	the timing of personnel and consultant hiring.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete.

Technological competition from other and longer established electronic and loudspeaker manufacturers is significant and expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed or may succeed in developing technologies and products that are more effective than any of ours, rendering our technology and products obsolete or noncompetitive.

Sound reproduction markets are subject to rapid technological change, so our success will depend on our ability to develop and introduce new technologies.

Technology and standards in the sound reproduction markets evolve rapidly, making timely and cost-effective product innovation essential to success in the marketplace. The introduction of products with improved technologies or features may render our technologies obsolete and unmarketable. If we cannot develop products in a timely manner in response to industry changes, or if our technologies do not perform well, our business and financial condition will be adversely affected. The life cycles of our technologies are difficult to estimate, particularly those such as HSS and LRAD for which there are no well established markets. As a result, our technologies, even if successful, may become obsolete before we recoup our investment.

Our competitive position will be seriously damaged if we cannot obtain patent protection for important differentiating aspects of our products or otherwise protect intellectual property rights in our technology.

We rely on a combination of contracts and trademark, patent and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, our competitors may be able to independently develop competing technologies, or the agreements we enter into may not be enforceable.

Our success, in part, depends on our ability to obtain and enforce intellectual property protection for our technology, particularly our patents. There is no guarantee any patent will issue on any patent application that we have filed or may file. Claims allowed from existing or pending patents may not be of sufficient scope or strength to protect the economic value of our technologies. Further, any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated or circumvented. If we do not secure and maintain patent protection for our technology and products, our competitive position will be significantly harmed. A competitor may independently develop or patent technologies that are substantially equivalent to or superior to our technology. For example, patent protection on our LRAD products is limited, and we may not be able to prevent others from introducing products with similar functionality. If this happens, any patent that we may obtain may not provide protection and our competitive position could be significantly harmed.

As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patent applications and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new products, these patents may not provide meaningful protection. In some countries outside of the United States where our products can be sold or licensed, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in those countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

Our competitive position will be seriously damaged if our products are found to infringe on the intellectual property rights of others.

Other companies and our competitors may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. As a result, we may be found to infringe the intellectual property rights of others. The electronics industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could force us to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

•	redesign products or services that incorporate the disputed technology.

If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expenses to us that could harm our operating results.

Our HSS technology is subject to government regulation, which could lead to unanticipated expense or litigation.

Our HSS sound technology emits ultrasonic vibrations, and as such is regulated by the Food and Drug Administration. In the event of certain unanticipated defects in an HSS product, a customer or we may be required to comply with FDA requirements to remedy the defect and/or notify consumers of the problem. This could lead to unanticipated expense, and possible product liability litigation against a customer or us. Any regulatory impediment to full commercialization of our HSS technology, or any of our other technologies, could adversely affect our results of operations.

We may face personal injury and other liability claims that harm our reputation and adversely affect our sales and financial condition.

Some of our products are capable of sufficient acoustic output to cause damage to human hearing or human health if used improperly, such as when the products are used at close ranges or for long periods of exposure. A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. Our product liability insurance coverage may be insufficient to pay all such claims. Product liability insurance may become too costly for us or may become unavailable for us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by insurance which would materially and adversely affect our financial position. Significant litigation could also result in a diversion of management’s attention and resources, and negative publicity.

Our operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates and changes in regulations that govern international transactions.

We expect to sell our products worldwide. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

•	changes in tariff regulations;

•	political instability, war, terrorism and other political risks;

•	foreign currency exchange rate fluctuations;

•	establishing and maintaining relationships with local distributors and dealers;

•	lengthy shipping times and accounts receivable payment cycles;

•	import and export licensing requirements;

•	compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	greater difficulty in safeguarding intellectual property than in the U.S.; and

•	difficulty in staffing and managing geographically diverse operations.

These and other risks may preclude or curtail international sales or increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products.

The WEEE and RoHS directives in Europe may impact the cost of our products and/or our ability to sell products in Europe.

The European Union (EU) has finalized the Waste Electrical and Electronic (WEEE) directive, which regulates the collection, recovery and recycling of waste from electrical and electronic products, and the Restrictions on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) directive, which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium and halogenated flame-retardants. In order to comply with the WEEE directive, we will be required to contribute to the cost of collection, treatment, disposal and recycling of past and future covered products. In order to comply with the RoHS directive, we may need to substantially alter product designs and/or find alternate suppliers for critical components used in those products. Because detailed regulations on practices and procedures related to WEEE and RoHS are evolving in member states and because we have yet to assess fully the ramifications to our products, we are presently unable to reasonably estimate the amount of any costs that we may incur in order to comply with WEEE and RoHS. Failure to achieve compliance with the RoHS directive prior to the required implementation date, would adversely impact our ability to sell products in EU member states that have begun enforcement of the directive.

Commercialization of our proprietary sound technologies depends on collaborations with other companies. If we are not able to maintain or find collaborators and strategic alliance relationships in the future, we may not be able to develop our proprietary sound technologies and products.

An important part of our strategy is to establish business relationships with leading participants in various segments of the electronics, government and sound reproduction markets to assist us in producing, distributing, marketing and selling products that include our proprietary sound technologies.

Our success will therefore depend on our ability to maintain or enter into new strategic arrangements with partners on commercially reasonable terms. If we fail to enter into such strategic arrangements with third parties, our financial condition, results of operations, cash flows and business prospects will be adversely affected. Any future relationships may require us to share control over our development, manufacturing and marketing programs or to relinquish rights to certain versions of our sound and other technologies.

We rely on outside manufacturers and suppliers to provide a large number of components and sub-assemblies incorporated in our products and may rely on third-party turnkey production in the future.

Our products have a large number of components and subassemblies produced by outside suppliers. In addition, for certain of these items, we qualify only a single source, which can magnify the risk of shortages and decrease our ability to negotiate with our suppliers on the basis of price. In particular, we depend on our HSS piezo-film supplier to provide expertise and materials used in our proprietary HSS emitters. If shortages occur, or if we experience quality problems with suppliers, then our production schedules could be significantly delayed or costs significantly increased, which would have a material adverse effect on our business, liquidity, results of operation and financial position.

Although we have the ability to assemble our products internally, we have from time to time and in the future may have some or all of our products produced by third-party manufacturers either for major subassemblies or on a turnkey basis. We may be required to outsource manufacturing if sales of our products increase significantly. We have historically used a single third-party contract manufacturer to manufacture major subassemblies or products, and we expect to continue to use a single manufacturer in the future until product volume grows substantially. We may not be able to obtain acceptable manufacturing sources on a timely basis. In addition, from time to time we may change manufacturers and any new manufacturer engaged by us may not perform as expected. An extended interruption in the supply of our products could result in a substantial loss of sales. In addition, any actual or perceived degradation of product quality as a result of our reliance on third-party manufacturers may have an adverse effect on sales or result in increased warranty costs, product returns and buybacks. Failure to maintain quality manufacturing could reduce future revenues, adversely affecting financial condition and results of operations.

Our contracts and subcontracts that are funded by the U.S. government or foreign governments are subject to government regulations and audits and other requirements.

Government contracts require compliance with various contract provisions and procurement regulations. The adoption of new or modified procurement regulations could have a material adverse effect on our business, financial condition or results of operations or increase the costs of competing for or performing government contracts. If we violate any of these regulations, then we may be subject to termination of these contracts, imposition of fines or exclusion from government contracting and government-approved subcontracting for some specific time period. In addition, our contract and subcontract costs and revenues may be subject to adjustment as a result of audits by government auditors.

We derive revenue from government contracts and subcontracts, which are often non-standard, may involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

Our Government and Military Group business has involved and is expected in the future to involve providing products and services under contracts or subcontracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts and subcontracts from government agencies is challenging, and contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

•	include provisions that allow the government agency to terminate the contract without penalty under some circumstances;

•	be subject to purchasing decisions of agencies that are subject to political influence;

•	contain onerous procurement procedures; and

•	be subject to cancellation if government funding becomes unavailable.

Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder.

Our success is dependent on the performance and integration of our executive team, and the cooperation, performance and retention of our executive officers and key employees.

We have experienced significant recent changes in our senior management. Thomas R. Brown became our President and Chief Executive Officer on September 5, 2006. The duties of Mr. Elwood G. Norris, our Chairman, have shifted from principal executive officer to a technical advisory role and spokesman for our company’s technologies. On September 19, 2006, our board approved a restructuring of senior management of our company. Our Chief Financial Officer, Vice President, Marketing, Vice President, Commercial Products Group, Vice President, General Counsel and Secretary, and Vice President, Operations were released in connection with the restructuring, and Mr. Brown assumed the position of Interim Chief Financial Officer.

Our business and operations are substantially dependent on the performance and integration of our new President, Chief Executive Officer and Interim Chief Financial Officer. Our performance also continues to be substantially dependent on Mr. Norris. Mr. Brown has not previously worked with the remainder of our executive team, except in his prior capacity as a director. We do not maintain “key person” life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business.

We are also dependent on our ability to retain and motivate high quality personnel, especially sales and marketing executives and skilled technical personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain other highly qualified managerial, sales and technical personnel in the future. The inability to attract and retain the necessary managerial, sales and technical personnel could cause our business, operating results or financial condition to suffer.

We may not address successfully the problems encountered in connection with any potential future acquisitions.

We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting costs as a result of the newly adopted rules and regulations related to the Sarbanes-Oxley Act of 2002.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

During fiscal 2005 we incurred substantial costs in complying with Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting and having our independent auditor attest to that evaluation. Compliance with these requirements has been and is expected to continue to be expensive and time consuming.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Capital Market rules are creating uncertainty for public companies. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are committed to maintaining high standards of corporate governance and public disclosure. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

If we are not current in our filings with the SEC, we will face several adverse consequences.

If we are unable to remain current in our financial filings, we will not be able to have a registration statement under the Securities Act of 1933, covering a public offering of securities, declared effective by the SEC, and we will not be able to make offerings pursuant to existing registration statements or pursuant to certain

“private placement” rules of the SEC under Regulation D, to any purchasers not qualifying as “accredited investors.” Finally, we will not be eligible to use a “short form” registration statement on Form S-3 for a period of 12 months after the delinquency occurs. In addition to the liquidated damages discussed above with respect to existing placements, these restrictions may impair our ability to raise funds, should we desire to do so, and to attract and retain key employees.

If we fail to keep our filings current with the SEC our common stock may be delisted from the NASDAQ Capital Market and subsequently would trade on the Pink Sheets. The trading of our common stock on the Pink Sheets may reduce the price of our common stock and the levels of liquidity available to our stockholders. In addition, the trading of our common stock on the Pink Sheets will materially adversely affect our access to the capital markets, and the limited liquidity and reduced price of our common stock could materially adversely affect our ability to raise capital through alternative financing sources on terms acceptable to us or at all. Stocks that trade on the Pink Sheets are no longer eligible for margin loans.

Material weaknesses or deficiencies in our internal control over financial reporting could harm stockholder and business confidence on our financial reporting, our ability to obtain financing and other aspects of our business.

Maintaining an effective system of internal control over financial reporting is necessary for us to provide reliable financial reports.

We have identified material weaknesses in our internal control over financial reporting as of September 30, 2005, including the following:

•	failure to apply existing controls established for inventory valuation in connection with our financial statement closing process;

•	insufficient flow of information and communications;

•	inadequate monitoring of controls and procedures;

•	ineffective control over our fixed asset accounting;

•	ineffective control over the accounting for accounts receivable;

•	insufficient oversight of financially significant processes and systems, including deficiencies relating to monitoring and oversight of the work performed by our finance and accounting personnel; and

•	ineffective control over our accounts payable.

As a result of these material weaknesses, management’s assessment as of September 30, 2005 concluded that our internal control over financial reporting is ineffective.

An additional material weakness was discovered in the fiscal third quarter ended June 30, 2006 related to the oversight of accounting processes and personnel. We did not maintain adequate accounting processes to determine whether externally prepared financial information by contracted third parties for incorporation into our financial reporting was reliable and accurately prepared. This material weakness resulted from a lack of internal review and approval process and sufficient accounting personnel to staff for adequate review of the materials. This material weakness could have significantly impacted the financial results for the quarter and potentially resulted in material adjustments to our current fiscal year 2006 annual financial statements.

The existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected. Some of the identified material weaknesses have not been fully addressed. It is possible that additional material weaknesses will be identified in the future.

Because we have concluded that our internal control over financial reporting is not effective, and because our independent registered public accountants issued an adverse opinion on the effectiveness of our internal controls, and to the extent we identify future weaknesses or deficiencies, there could be material misstatements in our financial statements and we could fail to meet our financial reporting obligations. As a result, our ability to obtain additional financing, or obtain additional financing on favorable terms, could be materially and adversely affected which, in turn, could materially and adversely affect our business, our financial condition and the market value of our securities. In addition, perceptions of us could also be adversely affected among customers, lenders, investors, securities analysts and others. Current material weaknesses or any future weaknesses or deficiencies could also hurt confidence in our business and consolidated financial statements and our ability to do business with these groups.

There are a large number of shares that we sold in our August 2006 equity financing that may be resold under this prospectus, and the sale of these shares may depress the price of our common stock.

To the extent that the investors in our August 2006 equity financing sell shares of our common stock under this prospectus, our stock price may decrease due to the additional selling pressure in the market. The perceived risk of additional shares available for sale in the market may cause holders of our common stock to sell their shares, which could contribute to a decline in our stock price.

Our equity financings impose certain liquidated damages which may impair our liquidity and ability to raise capital.

In connection with our August 2006 equity financing, we entered into a registration rights agreement with the investors, pursuant to which we agreed to prepare and file a registration statement covering the resale of the shares of common stock sold in the financing as well as the shares of common stock issuable upon the exercise of the warrants sold in the financing. If, among other reasons, those selling stockholders are unable to re-sell their shares purchased in the financing or acquired upon exercise of their related warrants, we may be obligated to pay liquidated damages to those selling stockholders in the amount of 0.0165% of the gross proceeds we received in that financing per day until 180 days after the closing and 0.033% of the gross proceeds per day thereafter, but not to exceed a total of 20% of the purchase price paid by each investor. Similar provisions regarding the payment of liquidated damages but without a cap on damages apply to the financing we entered into in July 2005. The registration statement for that financing has been filed and is currently effective.

The sale of material amounts of shares by the selling stockholders under this prospectus could encourage short sales by third parties. These sales could contribute to the future decline of our stock price.

The sale of material amounts of common stock by selling stockholders under this prospectus could also encourage short sales by third parties. In a short sale, a prospective seller borrows stock from a stockholder or broker and sells the borrowed stock. The prospective seller hopes that the stock price will decline, at which time the seller can purchase shares at a lower price to repay the lender. The seller profits when the stock price declines because the seller can purchase the shares at a price which is lower than the price at which the seller sold the borrowed stock. Short sales could place downward pressure on the price of our common stock by increasing the number of shares being sold, which could contribute to the future decline of our stock price.

Our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

We may sell securities in the public or private equity markets, without further action by our stockholders, if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. If we sell common stock or securities convertible into common stock, the economic and voting interests of each stockholder will be diluted as a result of such issuances. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to the market price of our common stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

Sales of common stock issuable on the exercise of outstanding options and warrants, may depress the price of our common stock.

As of June 30, 2006, we had outstanding options granted to our employees, directors and consultants to purchase 1,941,261 shares of our common stock, and had outstanding warrants issued to investors and others to purchase 2,712,947 shares of our common stock. At June 30, 2006, the exercise prices for the options and warrants ranged from $2.00 to $10.06 per share. In connection with our August 2006 Financing, the exercise price of various outstanding warrants was reduced, and certain warrants are now exercisable for $1.85 and $1.95 per share. In the future we may issue additional convertible securities, options and warrants. The issuance of shares of common stock issuable upon the exercise of convertible securities, options or warrants could cause substantial dilution to holders of common stock, and the sale of those shares in the market could cause the market price of our common stock to decline. The potential dilution from these shares could negatively affect the terms on which we could obtain equity financing.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue additional preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

Our stock price is volatile and may continue to be volatile in the future.

Our common stock trades on the NASDAQ Capital Market. The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	our anticipated or actual operating results;

•	developments concerning our sound reproduction technologies;

•	technological innovations or setbacks by us or our competitors;

•	conditions in the consumer electronics market;

•	announcements of merger or acquisition transactions;

•	changes in personnel within our company; and

•	other events or factors and general economic and market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus and in the documents incorporated by reference in this prospectus that are not statements of historical fact are forward-looking statements. These statements relate to our future plans, objectives, expectations and intentions. You may generally identify these statements by the use of words such as “expect,” “anticipate,” “may,” “will” and similar expressions.

You should not place undue reliance on our forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties that are beyond our control, including those we discuss in “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. The information in this prospectus speaks only as of the date of this prospectus and the information incorporated herein by reference speaks only as of its date. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. You should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of common stock or interests therein offered by this prospectus. We will issue an aggregate of 2,069,480 shares of common stock potentially offered by this prospectus only upon the exercise of stock purchase warrants by certain of the selling stockholders. If the selling stockholders exercise the stock purchase warrants for cash, we could receive proceeds of up to approximately $5.86 million. There can be no assurance that the selling stockholders will exercise any of these warrants, or, if exercised, that they will be exercised for cash, that any of the underlying shares of common stock will be sold under this prospectus, or that we will receive any proceeds from the exercise of the stock purchase warrants.

ISSUANCE OF SECURITIES TO SELLING STOCKHOLDERS

This prospectus covers securities which we issued in two separate transactions.

August 2006 Financing. We entered into a securities purchase agreement, dated as of August 4, 2006 with some of the selling stockholders. We refer to these selling stockholders as the August 2006 Financing stockholders. The August 2006 Financing stockholders paid us an aggregate of approximately $9.5 million in gross proceeds in consideration for 4,870,512 shares of our common stock at a price of $1.95 per share. In connection with this financing, we issued warrants to each August 2006 Financing stockholder. The warrants are exercisable for an aggregate of 1,948,204 shares of common stock at an exercise price of $2.67 per share. These warrants will be exercisable from February 7, 2007 until August 6, 2010. The warrants contain provisions which would adjust the exercise price, and in inverse proportion adjust the number of shares subject to the warrant, in the event we pay or effect stock dividends or splits, or in the event we sell shares of our common stock at a purchase price, or options or warrants to purchase shares of our common stock having an exercise price, less than the exercise price of the applicable warrant.

Each of the August 2006 Financing stockholders represented that it had acquired the securities for investment purposes only and with no present intention of distributing those securities, except in compliance with all applicable securities laws. In addition, each of the August 2006 Financing stockholders represented that it qualified as an “accredited investor”, as that term is defined in Rule 501 under the Securities Act of 1933.

We have granted the August 2006 Financing stockholders a first right to participate in any proposed sale of equity securities by us commencing on September 29, 2006 and ending on the one-year anniversary of the date the registration statement of which this prospectus is a part becomes effective. This right does not apply to the issuance of securities upon exercise or conversion of previously outstanding securities, to the grant of options under company plans, including inducement grants, to certain strategic transactions, or to a firm commitment underwriting that results in net proceeds to us of at least $10 million.

We also agreed to file a registration statement, of which this prospectus is a part, on or before September 6, 2006 to register for resale the shares purchased under the securities purchase agreement as well as the shares that may be purchased under the warrants. We also agreed to have this registration statement declared effective as soon as possible and in any event within ninety days after August 7, 2006. Once the registration statement is declared effective, we have agreed to use our best efforts to keep it effective for five years after the date the registration statement is declared effective, or the earlier date when all of the shares covered by this prospectus have been sold or may be sold without volume restrictions in accordance with Rule 144(k) under the Securities Act of 1933. If we do not comply with our registration obligations, we have agreed to pay to each selling stockholders liquidated damages in the amount of 0.0165% per day until 180 days after the closing and 0.033% per day thereafter, but not to exceed a total of 20% of the purchase price paid by each selling stockholder. We have also agree to pay liquidated damages in that amount during any time that the exercisability of the warrants is suspended.

July 2005 Financing. We entered into a securities purchase agreement, dated as of July 14, 2005, with some of the selling stockholders. We refer to these selling stockholders as the July 2005 Financing stockholders. The July 2005 Financing stockholders paid us an aggregate of approximately $14 million in gross proceeds in consideration for 2,868,851 shares of our common stock at a price of $4.88 per share. In connection with this financing, we issued two warrants to each July 2005 Financing stockholder. The “A” Warrants are exercisable for an aggregate of 717,213 shares of common stock at an exercise price of $6.36 per share. These warrants are exercisable from January 18, 2006 until July 18, 2009. The “B” Warrants were exercisable for an aggregate of 864,706 shares of common stock at an exercise price of $7.23 per share. These warrants were exercisable from September 28, 2005 until March 28, 2006, but none of such warrants were exercised.

The exercise price of the outstanding “A” warrants, and the number of shares of our common stock for which these warrants may be exercised, is subject to adjustment if we sell shares of our common stock for, or issue options, warrants or convertible securities which may be exercised or converted into shares of our common stock at an exercise or conversion price, less than their respective effective exercise prices. As a result of our August 2006 Financing, the holders of the “A” warrants had the right to elect to reduce the exercise price of such warrants from $6.36 to $5.44 per share, and to increase the number of shares purchasable under such warrants in inverse proportion to the exercise price change. Each holder elected to receive the benefit of this adjustment. This prospectus includes the additional shares purchasable under such warrants by such holders.

Each of the original purchasers in the July 2005 Financing continues to have a first right to participate in any proposed sale of equity securities by us until September 28, 2006. This right does not apply to the issuance of securities upon exercise or conversion of previously outstanding securities, to the grant of options under company plans, including inducement grants, to certain strategic transactions, or to a firm commitment underwriting that results in net proceeds to us of at least $10 million.

The shares and the original number of shares subject to warrants in the July 2005 Financing were registered on a registration statement declared effective by the SEC on September 28, 2005. We have agreed to use our best efforts to keep it effective for five years after the original effectiveness date, or the earlier date when all of the shares covered by such registration statement have been sold or may be sold without volume restrictions in accordance with Rule 144(k) under the Securities Act of 1933. If we do not comply with our registration obligations, we have agreed to the investors in such financing or their assignees liquidated damages of 1% of the investment amount per month that we are out of compliance with our registration obligations. We have also agreed to pay liquidated damages in that amount during any time that the exercisability of the warrants is suspended.

SELLING STOCKHOLDERS

We are registering for sale or other disposition shares of our common stock held by the selling stockholders. The term “selling stockholders” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

The following table sets forth information regarding beneficial ownership of our common stock which is based on information provided by the selling stockholders as of July 28, 2006, and supplemented with securities purchased in the August 2006 Financing and additional shares purchasable upon exercise of outstanding warrants, unless otherwise noted. This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

Except as described below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

Each of the selling stockholders that is affiliated with a registered broker-dealer purchased the securities described under the heading “Issuance of Securities to Selling Stockholders” in the ordinary course of business and do not have any agreement or understandings, directly or indirectly, to distribute the shares offered by this prospectus.

Name of Selling Stockholder	Common Stock Acquired in August 2006 Financing	Common Stock Underlying Warrant Acquired in August 2006 Financing (1)	Additional Warrant Shares for July 2005 Financing (2)	Total Common Stock Beneficially Owned Before Offering		Maximum Shares Offered Hereby (3)	Shares of Common Stock Beneficially Owned After Offering (4)
	Number	Number	Number	Number	Percentage+		Number	Percentage+
Special Situations Fund III QP, L.P. (5)(7)	931,165	372,466	27,877	1,767,536	5.9%	1,331,508	—	—
Special Situations Fund III L.P. (5)(6)(7)	81,055	32,422	2,443	153,975	0.5%	115,920	—	—
Special Situations Private Equity Fund, L.P. (5)(6)(7)	256,411	102,564	12,734	638,681	2.2%	371,709	—	—
Special Situations Technology Fund, L.P. (5)(6)(7)	108,463	43,385	2,425	200,204	0.7%	154,273	—	—
Special Situations Technology Fund II, L.P. (5)(6)(7)	674,188	269,675	15,159	1,245,010	4.1%	959,022	—	—
Iroquois Master Fund LLC (5)(6)(8)	1,025,641	410,256	25,988	1,474,056	4.9%	1,461,885	—	—
ICF, LLC (5)(6)(9)	1,793,589	717,436	—	1,793,589	6.1%	2,511,025	—	—
SDS Capital Group SPC, Ltd (6)(10)	—	—	8,662	146,744	0.5%	8,662	—	—
Pequot Scout Fund, L.P. (6)(11)	—	—	17,122	118,378	0.4%	17,122	—	—
Pequot Mariner Master Fund, L.P. (6)(11)	—	—	8,866	61,299	0.2%	8,866	—	—

Total	4,870,512	1,948,204	121,276	7,599,472	25.5%	6,939,992

(1)	The selling stockholders were issued these warrants in connection with purchases of common stock by them in the August 2006 Financing. These warrants are not exercisable within 60 days of August 7, 2006 and, therefore the common stock underlying these warrants are not shown as being beneficially owned in the selling stockholder table.

(2)	The selling stockholders which hold “A” warrants received in the July 2005 Financing exercised their right to elect to reduce the exercise price of such warrants and to increase the number of shares purchasable under such warrants as a result of our August 2006 Financing. This prospectus includes the additional shares purchasable under such warrants by such holders. The common stock underlying these warrants is shown as being beneficially owned in the selling stockholder table.

(3)	Includes the shares of common stock which are the subject of this prospectus as follows: 4,870,512 shares of common stock previously issued to the August 2006 Financing stockholders, 1,948,204 shares of common stock that may be acquired by the August 2006 Financing stockholders upon exercise of their respective warrants, and 121,281 additional shares of common stock that may be acquired by the July 2005 Financing stockholders upon exercise of their respective warrants as a result of the warrant adjustments.

(4)	Assumes that all shares included in this prospectus and any other shares held before the commencement of the offering are sold and that the selling stockholders do not acquire any additional shares of our common stock.

(5)	Each of these selling stockholders is an August 2006 Financing stockholder.

(6)	Each of these selling stockholders is a July 2005 Financing stockholder.

(7)	MGP Advisors Limited Partnership, or MGP, is the general partner of the Special Situations Fund III, L.P. and the Special Situations Fund III QP, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP. SST Advisers, L.L.C., or SSTA, is the general partner of the Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. MG Advisers, L.L.C., or MG, is the general partner of the Special Situations Private Equity Fund, L.P. AWM is the investment adviser to Special Situations Fund III QP, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG, and are principally responsible for the selection, acquisition, voting and disposition of the portfolio securities by each investment adviser on behalf of its fund. Both Messrs. Marxe and Greenhouse share voting and dispositive power with respect to shares held by these selling stockholders.

(8)	Mr. Joshua Silverman has voting and dispositive power with respect to shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Master Fund Ltd.

(9)	Mr. Scot Cohen has voting and dispositive power with respect to shares held by ICF, LLC. Mr. Cohen disclaims beneficial ownership of the shares held by ICF, LLC.

(10)	SDS Management, LLC, or SDSM, is the investment manager of SDS Capital Group SPC, Ltd. Mr. Steve Derby is the Managing Member of SDSM. Mr. Steve Derby and SDSM each may be deemed to have shared voting and dispositive power with respect to shares held by SDS Capital Group SPC, Ltd. The information regarding beneficial ownership of our common stock held by SDS Capital Group SPC, Ltd is as of August 15, 2006.

(11)	Pequot Capital Management, Inc., or PCM, is the Investment Manager/Advisor (as applicable) of and the beneficial owner of the listed securities and has sole investment, voting and dispositive power with respect to all the shares held by Pequot Scout Fund, L.P. and Pequot Mariner Master Fund, L.P. Mr. Arthur J. Samberg is the controlling shareholder of PCM and disclaims beneficial ownership of the shares except for his pecuniary interest. The information regarding beneficial ownership of our common stock held by Pequot Scout Fund, L.P. and Pequot Mariner Master Fund, L.P. is as of August 15, 2006.

+	Percentage ownership based on 29,355,727 shares of common stock outstanding as of August 7, 2006. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to those shares.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the applicable selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California.

EXPERTS

Swenson Advisors, LLP, an independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Swenson Advisors, LLP’s report, given on their authority as experts in accounting and auditing.

The audited financial statements and schedules incorporated by reference in this prospectus for the years ended September 30, 2004 and 2003 have been audited by BDO Seidman LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that was filed with the Securities and Exchange Commission, which we sometimes refer to as the SEC. This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement. We have omitted from this prospectus some parts of the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site (http://www.sec.gov/) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Annual report on Form 10-K, as amended, for our fiscal year ended September 30, 2005;

•	Quarterly Reports on Form 10-Q, as amended, for our fiscal quarters ended December 31, 2005 and March 31, 2006;

•	Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2006;

•	Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 21, 2005, November 23, 2005, December 6, 2005, December 20, 2005 (with respect to disclosure made under Items 1.01, 1.02 and 5.02 only), January 25, 2006 (with respect to disclosure made under Item 1.01 only), March 13, 2006, March 14, 2006, March 20, 2006 (with respect to disclosure made under Item 5.02 only), March 24, 2006, March 31, 2006 (with respect to disclosure made under Item 5.02 only), April 18, 2006 (with respect to disclosure made under Item 1.01 only), May 17, 2006, June 15, 2006, July 7, 2006 (with respect to disclosure made under Item 1.01 only), August 8, 2006 (excluding the report furnished on Form 8-K containing disclosure in Items 2.02 and 9.01), August 22, 2006, as amended on August 25, 2006 (with respect to disclosure made under Items 1.01, 1.02, 5.02 and 8.01, and Exhibit 99.2 in Item 9.01, only), September 20, 2006 (with respect to disclosure made under Items 1.02, 5.02 and 8.01 only) and September 25, 2006; and

•	Registration Statement on Form 10-SB, effective August 1, 1994, which includes a description of our common stock.

•	We also incorporate by reference all documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

You may obtain copies of these documents on the web site maintained by the SEC at www.sec.gov, or from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by contacting us at American Technology Corporation, 15378 Avenue of Science, Suite 100, San Diego, California 92128, Attn: Director, Investor Relations.